UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 15, 2019 (July 11, 2019)

SPIRIT MTA REIT

(Exact name of registrant as specified in its charter)

Maryland	1-38414	82-6712510
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2727 North Harwood Street, Suite 300, Dallas, TX 75201

(Address of principal executive offices) (Zip Code)

(972)-476-1409

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares of beneficial interest, par value $0.01 per share	SMTA	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02(e)	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 11, 2019, the Board of Trustees of Spirit MTA REIT (the “Company”) approved an incentive bonus to Mr. Ricardo Rodriguez, the Company’s Chief Executive Officer and Chief Financial Officer, consisting of the opportunity to earn (i) a sale bonus in the amount of $1,000,000 (the “Sale Bonus”), payable in connection with the closing of the sale transaction contemplated by the Equity Purchase Agreement, dated as of June 2, 2019 by and among the Company, SMTA Financing JV, LLC, Banner NewCo LLC and Hospitality Properties Trust, which provides for the sale of all or substantially all of the assets of Company (the “Sale”), conditioned on the Sale being approved by the shareholders of Company and the other conditions set forth therein and (ii) a dissolution bonus in the amount of $250,000 (the “Dissolution Bonus”), payable in connection with the sale of substantially all of the remaining assets of the Company not involved in the Sale. The Sale Bonus and Dissolution Bonus are each subject to the requirement that Mr. Rodriguez continue to provide services to the Company.

Item 7.01	Regulation FD Disclosure.

As previously disclosed, the Company holds a secured B-1 term loan previously made to an affiliate of Specialty Retail Shops Holding Corp. (Shopko) with an outstanding principal amount of $34.4 million as of December 31, 2018. As also previously disclosed, Shopko filed for bankruptcy in January 2019 and, in connection therewith, the Company recorded a full allowance for the Shopko B-1 term loan and placed the loan on non-accrual status. However, through July 12, 2019, the Company has recovered approximately $24 million of outstanding principal and accrued interest on the Shopko B-1 term loan. While there can be no assurances that the Company will recover all additional amounts due to it under the Shopko B-1 term loan, the Company intends to continue to pursue all of its rights and remedies in connection with the bankruptcy proceedings, with the goal of maximizing the receipt of amounts due to it under the Shopko B-1 term loan.

Item 8.01	Other Events.

In January 2019, the Company listed for sale, via a third-party broker, a distribution center owned by a subsidiary of the Company, Spirit AS Katy TX, LP (“Spirit Katy”) and leased to Academy Sports + Outdoors (the “Distribution Center”). As a result of such efforts, 45 potential buyers requested access to and were provided diligence materials regarding the Distribution Center. In February 2019, five parties (three institutional and two private national industrial buyers) submitted first round bids to acquire the Distribution Center. An additional party not part of the formal bidding process reached out to the Company directly to indicate its interest in the Distribution Center, but did not submit a letter of intent. The broker continued the competitive bidding process by seeking second and third round bids. In each round, certain bidders dropped out of the process for various reasons. In April 2019, following three rounds of bidding, the Company approved the sale of the Distribution Center to a buyer, but in May 2019, that buyer decided not to pursue the transaction. Later in May 2019, another bidder (the “Distribution Center Property Buyer”) made a final offer to acquire the Distribution Center. On July 3, 2019, Spirit Katy entered into a purchase and sale agreement with the Distribution Center Property Buyer with respect to the sale of the Distribution Center for a gross purchase price of $94,000,000. The net proceeds to be received by the Company from the sale, after accounting for transaction and loan assignment and assumption expenses, is approximately $10,000,000. In addition to the satisfaction of ordinary course real estate transaction conditions, the consummation of the sale of the Distribution Center to Distribution Center Property Buyer is conditioned upon obtaining the approval of the CMBS lender to (i) the assumption by Distribution Center Property Buyer of Spirit Katy’s obligations under the loan documents, and (ii) the release of Spirit Katy and Spirit MTA REIT, L.P. from all further obligations under such loan documents.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPIRIT MTA REIT

Date: July 15, 2019	By:	/s/ Ricardo Rodriguez
Ricardo Rodriguez
Chief Executive Officer, President, Chief Financial Officer and Treasurer